UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: December 2020 (Report No. 1)

Commission file number: 001-39557

SIYATA MOBILE INC.

(Translation of registrant’s name into English)

2200 - 885 West Georgia Street

Vancouver, BC V6C 3E8

514-500-1181

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

This Report of Foreign Private Issuer on Form 6-K consists of (i) the Registrant’s Interim Consolidated Financial Statements as of September 30, 2020, which is attached hereto as Exhibit 99.1 and (ii) the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2020, which is attached hereto as Exhibit 99.2.

Exhibit No.	Description
99.1	Siyata Mobile Inc.’s Interim Consolidated Financial Statements as of September 30, 2020.
99.2	Siyata Mobile Inc.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIYATA MOBILE INC.
(Registrant)

By:	/s/ Marc Seelenfreund
Name:	Marc Seelenfreund
Title:	Chief Executive Officer

Date: December 1, 2020

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